SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.   )(1)

                             Algiers Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    015600109
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                                 (CUSIP Number)

       Elliot Press, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                       New York, NY 10022 (212) 940-8800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 January 9, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

-----------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015600109               SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Riggs Parnters LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
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                  7     SOLE VOTING POWER

                        42,000 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               42,000 shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,000 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.29%
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14    TYPE OF REPORTING PERSON*

      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 015600109               SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        42,000 shares (comprised of shares owned by Riggs
                        Partners LLC)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               42,000 shares (comprised of shares owned by Riggs
    WITH                Partners LLC)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,000 shares (comprised of shares owned by Riggs Partners LLC)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.29%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        This Statement relates to the shares of Common Stock, par value $0.01 per share ("Common Stock") of Algiers Bancorp, Inc. (the "Company"), a corporation organized under the laws of the State of Louisiana. The principal executive offices of the Company are located at 1 Westbank Expressway, New Orleans, Louisiana 70114.

Item 2. Identity and Background

        (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Riggs Partners LLC, a Illinois limited liability company ("RP LLC"), with respect to the shares of Common Stock beneficially owned by it and Philip J. Timyan, as managing member of RP LLC. RP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons.

        (b)-(c)

        Riggs Partners LLC

        RP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RP LLC is Philip J. Timyan. The principal business address of RP LLC is 3945 Central Avenue, Western Springs, Illinois 60558.

        Philip J. Timyan

        Mr. Timyan is principally employed as the Managing Member of RP LLC. The principal business address of Mr. Timyan is 3945 Central Avenue, Western Springs, Illinois 60558.

        (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The aggregate amount of funds used to purchase the shares of Common Stock held by RP LLC is $342,975.20. The source of funds used by RP LLC to purchase such shares was working capital.

Item 4. The Reporting Persons have acquired the shares of the Company reported herein for investment purposes. On January 19, 2001, Mr. Timyan sent a letter to the Company's Board of Directors, a copy of which is attached hereto as Exhibit 2, in which Mr. Timyan noted his dissatisfaction with the Company's performance and regulatory difficulties. Mr. Timyan also stated his belief that management must consider all available means of increasing shareholder value, including through the retention of an investment banking firm to solicit and consider offers from third parties with respect to the sale of the Company or its assets.

        In that regard, the Reporting Persons intend to closely scrutinize and monitor developments at the Company and, in particular, to attempt to evaluate the Company's efforts with respect to a sale of the Company or its assets. If necessary, the Reporting Persons may seek to actively influence the Company's policies in this regard. The Reporting Persons may at any time and from time-to-time (i) acquire additional shares of the Company's Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of the Company's Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (iii) take such other actions, including actions which could result in the changes or events specified in clauses
        (a)-(j) of Item 4 of the Form of Schedule 13D, as the Reporting Persons determine to be in their best interest.

Item 5. Interest in Securities of the Issuer.

        (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 506,348 shares of Common Stock outstanding as of November 6, 2000, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000.

        As of the close of business on January 8, 2001:

             (i) RP LLC owns 42,000 shares of Common Stock which represent approximately 8.29% of the outstanding Common Stock; and

             (ii) Philip J. Timyan owns no shares of Common Stock. As the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 42,000 shares of Common Stock owned by RP LLC. Such shares constitute approximately 8.29% of the outstanding Common Stock

        (b) RP LLC has the sole power to vote and dispose of the shares of common stock it holds, which power is exercisable by Mr. Timyan as managing member of RP LLC.

        (c) Set forth immediately below is a description of each transaction in the Company's Common Stock that were effected by RP LLC within the last 60 days. All such transactions were purchases effected on the open market.

          Number of                  Price per
           Shares                      Share                          Date
           ------                      -----                          ----

            24,000                     $7.94                         1/9/01
            10,000                     $8.06                         1/9/01
             6,000                     $9.04                        1/12/01

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

        None.

Item 7. Material to be Filed as Exhibits

        Exhibit 1: Agreement pursuant to Rule 13d-1(k).

        Exhibit 2: Letter dated January 19, 2001 from Philip J. Timyan to Board of Directors of the Company.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2001

                                        RIGGS PARTNERS, LLC


                                        By:/s/ Philip J. Timyan
                                        ----------------------------------------
                                        Name:  Philip J. Timyan
                                        Title: Managing Member


                                        /s/ Philip J. Timyan
                                        Philip J. Timyan